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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-1(b)
                             (Amendment No. ____)*



                            IVAX Diagnostics, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  45070W 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                 July 6, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45070W 10 9
         -----------------

------------------------------------------------------------------------------
      Names of Reporting Persons
 1.   I.R.S. Identification Nos. of above persons (entities only).


------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.

------------------------------------------------------------------------------
      Check Box if Disclosure of Legal Proceedings is Required Pursuant
      tO Items 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      United States citizen
------------------------------------------------------------------------------
                          Sole Voting Power
                     7.
     Number of
                          211,967
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.

     Owned by             1,245,167
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9.
    Reporting
                          211,967
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10.
                          1,245,167
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by the Reporting Person
11.

      1,457,134 (1)
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
12.
      (See Instructions)
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (9)
13.
      5.1%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14
      IN
------------------------------------------------------------------------------

(1) Includes 10,667 shares held by SRK Associates L.L.C., a company controlled by Steven Etra, 1,000 shares owned by Lances Property Development Pension Plan, 50% owned by Mr. Etra, 1,230,000 shares owned by Enviro-Clean of America, Inc. a company in which Mr. Etra is a shareholder and a director, and 3,500 shares held by Gemini Capital L.L.C., a company in which Mr. Etra is secretary, director, and shareholder. Mr. Etra disclaims beneficial ownership of the securities held by Gemini Capital L.L.C., Enviro-Clean of America, Inc., SRK Associates L.L.C. and Lances Property Development Company except to the extent of his pecuniary interest therein--------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer:                                                     IVAX Diagnostics, Inc.

     (b)  Address of Issuer's Principal Executive Offices:                    2140 North Miami Avenue
                                                                              Miami, Florida 90802

Item 2.

     (a)  Name of Person Filing:                                              Steven Etra

     (b)  Address of Principal Business Office or, if none, Residence:        5830 57th Street
                                                                              Maspeth, NY  11378

     (c)  Citizenship:                                                        United States citizen

     (d)  Title of Class of Securities:                                       Common Stock, Par Value $0.01

     (e)  CUSIP Number:                                                       45070W 10 9


Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [_]  Broker or dealer registered under section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F).

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:  1,457,134  .
                               -------------
(b)  Percent of class:     5.1%   .
                      ------------

(c)  Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote    211,967.
                                                   -----------

     (ii)  Shared power to vote or to direct the vote   1,245,167.
                                                     ------------

     (iii) Sole power to dispose or to direct the disposition of    211,967.
                                                                -----------

     (iv)  Shared power to dispose or to direct the disposition of  1,245,167.
                                                                  ----------

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable.

Item 8. Identification and Classification of Members of the Group

        Not Applicable.

Item 9. Notice of Dissolution of Group

        Prior to the merger of IVAX Diagnostics, Inc., a Florida corporation, with and into b2bstores.com, Inc. ("b2b"), Enviro-Clean of America, Inc. ("Enviro-Clean"), along with the reporting person, Gary C. Granoff, and Randall
K. Davis, all directors of Enviro-Clean, reported their holdings in b2b as a group on Schedule 13-D. The group originally had an informal agreement to use their collective influence to encourage b2b's Board of Directors to give full consideration to any and all strategic alternatives that Enviro-Clean believed were presented for the purpose of enhancing shareholder value. Eventually, the group members entered into a voting agreement between b2b, IVAX Corporation, IVAX Diagnostics, Inc., and certain other stockholders of b2b. The voting agreement provided that, among other things, the stockholders would support the proposed merger between b2b and IVAX Diagnostics, Inc. On March 14, 2001, the group members voted in favor of the proposed merger and the b2b shareholders approved the merger at a special meeting of the shareholders (Additionally, the b2b corporate name was changed to IVAX Diagnostics, Inc.). Upon the consummation of the merger, the groups voting agreement obligations were fulfilled and the informal agreement of influence within the group was dissolved. In addition, 20,000,000 additional shares of the Issuer's Common Stock were issued as consideration in the merger, which diluted all of the group members' holdings below the five percent threshold, thereby eliminating the Section 13 filing requirement. On July 6, 2001, Enviro-Clean acquired additional shares of Common Stock of the Issuer in a private transaction which increased the beneficial ownership of the reporting person above the five percent threshold. However, the group has been dissolved and will no longer report as a group and all further filings with respect to transactions in the Issuer's Common Stock will be filed, if required, by members of the group, in their individual capacity.

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  08/10/01
                                            -----------------------------------
                                                            Date

                                                  /s/ Steven Etra
                                            -----------------------------------
                                                          Signature

                                            ___________________________________
                                                          Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
     (See 18 U.S.C. 1001)